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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the period ended December 31, 2002
OR
☐	Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934

Commission file number 1-10389

        A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN

        B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

Western Gas Resources, Inc.
1099 18th Street, Suite 1200
Denver, Colorado 80202-1955

(a)
The Western Gas Resources, Inc. Retirement Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)
Exhibit

(23)
Consent of Independent Auditor.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated June 23, 2003	Western Gas Resources, Inc. Retirement Plan
	By:	/s/ WILLIAM J. KRYSIAK William J. Krysiak Executive Vice President and CFO Western Gas Resources, Inc.

WESTERN GAS RESOURCES, INC.
RETIREMENT PLAN

FINANCIAL STATEMENTS
December 31, 2002 and 2001

TABLE OF CONTENTS

PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE
Schedule of Assets Held for Investment Purposes	10

Independent Auditor's Report

Participants and Trustees of the
Western Gas Resources Inc., Retirement Plan
Denver, Colorado

We have audited the accompanying Statements of Net Assets Available for Benefits of Western Gas Resources Inc., Retirement Plan as of December 31, 2002 and 2001, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Statements of Net Assets Available for Benefits referred to above present fairly, in all material respects, the financial position of Western Gas Resources Inc., Retirement Plan as of December 31, 2002 and 2001, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CLIFTON GUNDERSON LLP

May 23, 2003
Denver, Colorado

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

ASSETS

	2002	2001
INVESTMENTS
Participant-directed investments
Investments in mutual funds	$27,847,111	$31,289,767
Investments in company stock	9,768,875	12,572,269
Investments in common/collective trusts	20,073,577	16,445,718
Participant loans	1,460,127	1,322,434

Total investments	59,149,690	61,630,188

RECEIVABLES
Employer's contribution	2,051,393	2,074,322

Total receivables	2,051,393	2,074,322

NET ASSETS AVAILABLE FOR BENEFITS	$61,201,083	$63,704,510

These financial statements should be read only in connection with the summary of significant accounting policies
and notes to financial statements.

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions
Participant contributions	$2,627,248
Employer contribution	3,346,519
Rollovers	204,367
Investment income	1,335,569

Total additions to net assets	7,513,703

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	5,723,659
Benefits paid to participants	4,288,102
Administrative expenses	5,369

Total deductions from net assets	10,017,130

Net increase (decrease)	(2,503,427)
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	63,704,510

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$61,201,083

These financial statements should be read only in connection with the summary of significant accounting policies
and notes to financial statements.

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1—DESCRIPTION OF THE PLAN

        The following description of the Western Gas Resources, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan and Trust Agreement, as amended, for more complete information. The Summary Plan Description has been made available to all participants in the Plan, and a copy of the Plan agreement is available from the Plan administrator.

General

        The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is contributory on the part of the employees.

Administration of the Plan

        Western Gas Resources, Inc. (the "Company") is the administrator of the Plan. The administrator has authority to manage the day-to-day operations and administration of the Plan. Certain administrative expenses incurred by the Plan have been paid for by the Company.

Eligibility

        Salaried and hourly employees of the Company are eligible to participate in cash or deferred contributions and Company matching immediately upon commencement of employment. Employees are eligible to participate in the Company's annual contribution following the later of: 1) the date on which the employee has completed six months of service with the Company, or 2) the date on which the employee has completed 1,000 hours of service with the Company during their first year of service. Subsequent to an employee's first year of service, they are eligible to participate in the Company's annual contribution following the completion of 1,000 hours of service with the Company during the fiscal year.

Contributions

        Subject to certain restrictions, each participant may elect to reduce their taxable salary and have contributed monthly to the Plan on their behalf, an amount which on an annual basis may not exceed the lesser of 75% of their base compensation or the maximum dollar amount allowed by the Internal Revenue Service.

        Effective January 1, 2001, the employer matching contributions were determined as follows:

Years of Service	Matching Rate
Less than 3	60% of the first 5% of compensation
3 or more but less than 5	80% of the first 5% of compensation
5 or more	100% of the first 5% of compensation

        In addition, the Company may make additional annual contributions to the Plan, as determined by the Board of Directors of the Company, in its sole discretion, in amounts which may not exceed 25% of the aggregate base compensation of such participants when combined with employer matching contributions, elective deferrals are not taken into account as contributions by the employer. During

2002 the Company made additional discretionary contributions of 6% on eligible compensation. The Plan currently offers sixteen pooled separate accounts as investment options for Plan participants.

Participant Account

        Each participant's account is credited with the participant's contribution, the Company's matching contributions and an allocation of: 1) the Company's annual contribution, 2) Plan earnings, and 3) forfeitures of terminated participants' nonvested amounts. Allocations are based on participant compensation or account balances, as defined in the Plan. The full amount to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

        Participants shall, at all times, be 100% vested in their voluntary contributions plus actual related earnings. Participants shall be vested in and have a nonforfeitable right to their Company contributions in accordance with the following schedule:

Completed Years of Service	Nonforfeitable Percentage
0 but less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

        When an employee reaches their normal retirement age or terminates employment due to death or disability, their entire interest in all Company contributions made to their account becomes fully vested, without regard to the length of their service with the Company.

Benefit Distributions

        Benefits are distributed upon participant termination, death or disability in a lump sum payment, installment payments or combination thereof, or by transfer to another qualified plan, as elected by the participant.

        If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions, matching contributions of the Company, and forfeitures of the Company and related earnings. Profit sharing contributions are reallocated to the accounts of the remaining participants. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited. Forfeitures totaled $300,295 for the year ended December 31, 2002. The balance of forfeitures available to offset future employer contributions at December 31, 2002 and 2001 was $55,057 and $63,430, respectively.

Participant Loans

        Participants are allowed to borrow against their account balances. The amount of the loan must be a minimum of $1,000 and may not exceed the lesser of $50,000, subject to reduction for other outstanding loans, or 50% of the participant's account balance. Participant's may not have more than two outstanding loans at one time. All loans are collateralized by 50% of the participant's account balance and bear interest at a rate commensurate with local prevailing rates.

        Loan transactions are treated as transfers between the investment and loan funds. Interest earned is treated as income to the loan fund and a subsequent transfer into the employee's investment fund.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Payment of Benefits

        Benefits are recorded when paid.

Basis of Accounting

        The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates in Preparing Financial Statements

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        Plan investments are stated at fair value. Fair value is determined by quoted active market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Loans to participants are valued at cost which approximates fair value.

        The Plan invests in a common/collective trust fund (the Fidelity Managed Income Portfolio), which invests mainly in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts (collectively "contracts"). These contracts are carried in the common/collective trust fund's audited financial statements at estimated fair value as determined by the trustee of the fund. The investments in the common/collective trust fund in the accompanying financial statements are valued at the Plan's proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The average yield for the year ended December 31, 2002 was approximately 5.14%. The crediting interest rates as of December 31, 2002 and 2001 were approximately 5.14% and 5.82%, respectively.

NOTE 3—INVESTMENTS

        The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, are as follows:

	2002	2001
Fidelity Managed Income Portfolio Fund	$20,073,577	$16,445,718
Western Gas Stock Fund	9,768,875	12,572,269
Fidelity Magellan Fund	8,664,864	10,782,171
Fidelity Growth and Income Portfolio	8,243,910	10,345,885
Fidelity Growth Company	N/A	2,867,274

        During 2002, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $(5,723,659) as follows:

Net appreciation/(depreciation) in fair value of investments
Mutual funds	$(7,403,672)
Western Gas stock fund	1,680,013

Investment income (losses)	$(5,723,659)

        The Plan's investments are stated at fair value.

NOTE 4—PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the participants will become 100% vested.

NOTE 5—INCOME TAX STATUS

        The Internal Revenue Service has issued a determination letter dated March 28, 1991 that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the underlying trust is therefore exempt from federal income tax under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan has been amended since receiving its latest determination letter. The Plan was most recently amended in 2002 in order to comply with provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). The Plan has applied for a new determination letter and as of December 31, 2002, the application was pending. The Plan administrator is not aware of any course of action or series of events which might adversely affect the Plan's qualified status.

NOTE 6—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        There were no differences between the amounts reflected in the financial statements and the amounts reported on Form 5500 for the years ended December 31, 2002 and 2001.

NOTE 7—SUBSEQUENT EVENT

        The Plan allows participants to invest in the Company's common stock. The fund manager, Fidelity Investments, purchases this stock in open market transactions. Under SEC rules, the stock purchased by the Plan participants during a portion of 2001 and 2002 may be required to be registered by the Company. To resolve this issue, the Company intends to file a registration statement on Form S-3 with the SEC and offer to rescind or pay damages related to certain employee-initiated transactions during that period.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
As of December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*Fidelity Managed Income Portfolio	Mutual Fund—Guaranteed Investment Contracts	$20,073,577	$20,073,577
*Fidelity Asset Manager	Mutual Fund—Stocks and Bonds	3,283,093	2,793,965
*Fidelity Growth and Income Portfolio	Mutual Fund—Stocks	9,368,473	8,243,910
*Fidelity Magellan	Mutual Fund—Stocks	10,844,732	8,664,864
*Fidelity Contrafund	Mutual Fund—Stocks	2,044,821	1,559,977
*Fidelity Growth Company	Mutual Fund—Stocks	3,396,812	2,052,309
*Fidelity Diversified International	Mutual Fund—Stocks	830,154	713,045
*Fidelity Mid-Cap Stock	Mutual Fund—Stocks	1,963,456	1,442,081
*Western Gas Stock Fund	Common Stock	6,837,307	9,768,875
*Fidelity Freedom Income	Mutual Fund—Stocks	124,122	120,363
*Fidelity Freedom 2000	Mutual Fund—Stocks	156,844	149,229
*Fidelity Freedom 2010	Mutual Fund—Stocks	647,416	604,490
*Fidelity Freedom 2020	Mutual Fund—Stocks	532,156	452,142
*Fidelity Freedom 2030	Mutual Fund—Stocks	329,454	251,765
*Fidelity Freedom 2040	Mutual Fund—Stocks	584,678	546,163
*Fidelity Spartan US Equity Index	Mutual Fund—Stocks	294,106	252,808
*Participant notes	Loans with various maturity dates, with interest rates ranging from 6.25% to 11.0%		1,460,127

Total			$59,149,690

*
Represents a party in interest

EXHIBITS INDEX

Exhibit No.	Description
23	Consent of Independent Auditor

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SIGNATURES
TABLE OF CONTENTS
Independent Auditor's Report
WESTERN GAS RESOURCES, INC. RETIREMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2002 and 2001
ASSETS
WESTERN GAS RESOURCES, INC. RETIREMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS For the Year Ended December 31, 2002
WESTERN GAS RESOURCES, INC. RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001
SUPPLEMENTAL SCHEDULE
WESTERN GAS RESOURCES, INC. RETIREMENT PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES As of December 31, 2002
EXHIBITS INDEX